Exhibit 99.1

Island Gold Mine Receives Permit Amendments to an Average of 1,100 Tonnes per Day
Supports Preliminary Economic Assessment Currently Under Review

TORONTO, Ontario, Canada, December 19, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces receipt of Amendments of both Air and Wastewater Environmental Compliance Approvals (ECAs) from the Ontario Ministry of Environment and Climate Change for its Island Gold Mine located in northern Ontario. These Amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Preliminary Economic Assessment (“PEA”) that is currently under review (refer to November 1, 2016 press release).

The Amended ECAs allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with flexibility for up to a maximum of 38,480 tonnes per month. The operation was previously permitted for up to 27,000 tonnes per month, or an average of 900 tonnes per day.

“The receipt of these permits is a key milestone for Island Gold as it will allow mining and milling productivity to progressively increase to an average of 1,100 tonnes per day, as envisaged in the upcoming PEA. The engineering and analysis related to the productivity increase continues to advance, which is now fully supported by the receipt of all required permits.” stated Renaud Adams, CEO. “The mine and mill are now averaging above 900 tonnes per day and the operation is well positioned to support a productivity increase to an average of 1,100 tonnes per day with minimal capital investment.”

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 1